THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF
REGULATION S-T

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                           (Amendment No. __ )*

                         Full Tilt Sports, Inc. ("FTSX")
               ---------------------------------------------
                             (Name of Issuer)

                   Common Stock, $.001 par value per share
            ---------------------------------------------------
                      (Title of Class of Securities)

                                359680 10 5
                           ---------------------
                              (CUSIP Number)


                          David J. Babiarz, Esq.
                          ----------------------
                    Overton, Babiarz & Associates, P.C.
                    -----------------------------------
                   7720 East Belleview Avenue, Ste. 200
                   ------------------------------------
                            Englewood, CO 80111
                            -------------------
                              (303) 779-5900
                              --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                 4/01/99
                           -------------------
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.


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CUSIP No.      359680 10 5
         -----------------------

1      Name of Reporting Person

       Raymond E. McElhaney

2      Check the Appropriate Box if a Member of a Group       a

                                                              b _____

3      SEC USE ONLY

4      Source of Funds *

       N/A

5      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)   _

6      Citizenship or Place of Organization

       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7      Sole Voting Power:            265,000

8      Shared Voting Power:          5,625

9      Sole Dispositive Power:       265,000

10     Shared Dispositive Power:     5,625

11     Aggregate Amount Beneficially Owned by Each Reporting Person: 270,625

12     Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares *  _

13     Percent of Class Represented by Amount in Row (11):    7.3%

14     Type of Reporting Person *

       IN



             *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1:  SECURITY AND ISSUER

       This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of Full Tilt Sports, Inc. (hereinafter the "Company"), whose principal place of business is located at 5525 Erindale Drive, Suite 200, Colorado Springs, Colorado 80918.

ITEM 2:  IDENTITY AND BACKGROUND OF REPORTING PERSON

         a.   Name--Raymond E. McElhaney

         b. Address--5525 Erindale Drive, Suite 200, Colorado Springs, Colorado 80918

         c. Occupation-- Mr. McElhaney is the president of MCM Capital Management, Inc., a financial consulting and public relations firm, and the president of Wallstreet Racing Stables, Inc., a company engaged in all phases of the thoroughbred horse racing industry. MCM and Wallstreet are located at 5525 Erindale Drive, Suite 201, Colorado Springs, Colorado 80918.

         d. During the past five years, Mr. McElhaney has not been convicted in any criminal proceeding.

         e. During the past five years, Mr. McElhaney has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

         f.   Mr. McElhaney is a citizen of the United States of America.


Item 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

       Common Stock acquired by the Reporting Person and giving rise to the filing of this Schedule was acquired in a single transaction with the Company. On April 1, 1999, and in his capacity as a director of the Company, the Reporting Person acquired a stock option to acquire 25,000 shares of Common Stock. The option is exercisable immediately and until April 1, 2009 at the price of $1.50 per share. Accordingly, no cash was paid directly by the Reporting Person in connection with the transaction.

Item 4:  PURPOSE OF TRANSACTION

       The ownership which is the subject of this Schedule was acquired by Mr. McElhaney for the purpose of investment. Mr. McElhaney has no plan to effect any transaction which would have the effect of, or result in, any of the following:

       a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

       b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, however, that in his capacity as a director of the Company, Mr. McElhaney will review opportunities which come to his attention and act as he deems in the best interest of the shareholders;

       c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

       d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       e. Any material change in the present capitalization or dividend policy of the Company;

       f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

       g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

       h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

       j.   Any action similar to any of those enumerated above.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

       a. As of the date of the filing of this Schedule, Mr. McElhaney is deemed to beneficially own 270,625 shares of Common Stock of the Company. Such amount includes 240,000 shares of Common Stock owned directly by the Reporting Person, 5,625 shares of Common Stock owned indirectly by him through a corporation in which he is a director and principal shareholder and 25,000 shares underlying the option described in Item 3 above. The Reporting Person's beneficial ownership represents 7.3% of the issued and outstanding Common Stock of the Company as of the date of this Schedule.

       b. Mr. McElhaney has the sole power to vote and dispose of 265,000 shares of Common Stock and shares voting and dispositive power over 5,625 shares of Common Stock of the Company.

       c. Effective April 1, 1999, the Reporting Person acquired a stock option from the Company for an aggregate of 25,000 shares of Common Stock. The option is exercisable immediately and until April 1, 2009 at the price of $1.50 per share. The Common Stock acquired in this transaction, added to the Common Stock previously owned by the Reporting Person, gives rise to the beneficial ownership reported in this Schedule. The acquisition giving rise to this Schedule was a private transaction between the Reporting Person and the Company.

       d.  Not applicable.

       e.  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       None

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

       There is no material required to be filed as exhibits to this Schedule.


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                                 SIGNATURE
                                 ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.




/s/ Raymond E. McElhaney                       Date:  January 26, 2000
-------------------------                           --------------------
Raymond E. McElhaney